Exhibit 3.1

CERTIFICATE OF DESIGNATION OF SERIES A PREFERRED STOCK

OF

KODIAK GAS SERVICES, INC.

Pursuant to Section 151 of the Delaware General Corporation Law, Kodiak Gas Services, Inc. (the “Corporation”), a Delaware corporation, hereby certifies that the following resolution was duly adopted by the board of directors of the Corporation (the “Board of Directors”) on December 18, 2023:

RESOLVED, that pursuant to the authority conferred by the Amended and Restated Certificate of Incorporation (as it may be amended from time to time, and including any certificate of designation relating to any series of preferred stock, par value $0.01 per share (the “Preferred Stock”), the “Charter”) (which authorizes 50,000,000 shares of Preferred Stock) of the Corporation and thereby vested in the Board of Directors, the Board of Directors hereby designates, creates and authorizes a series of Preferred Stock with the voting and other powers, preferences and relative, participating, optional and other special rights, and qualifications, limitations and restrictions thereof as follows:

Section 1. Number and Designation. The shares of this series shall be designated as the “Series A Preferred Stock”. The authorized number of shares of Series A Preferred Stock shall initially be 6,000,000, and such shares shall have a par value of $0.01 per share. Such number of shares may be increased or decreased by resolution of the Board of Directors; provided, that no decrease shall reduce the number of shares of Series A Preferred Stock to a number less than the number of shares then outstanding.

Section 2. Liquidation Preference. In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, each holder of Series A Preferred Stock shall be entitled to receive out of the assets of the Corporation available for distribution to stockholders of the Corporation, before any distribution of assets is made on the common stock, par value $0.01 per share, of the Corporation (the “Common Stock”) or on any other class or series of stock of the Corporation that is not Parity Stock or Senior Stock (each as defined below), but after distributions of assets on each class or series of stock of the Corporation (including any series of Preferred Stock established after the date this Certificate of Designation becomes effective) the terms of which expressly provide that such class or series ranks senior to the Series A Preferred Stock as to distribution of assets upon the liquidation, winding-up or dissolution of the Corporation (“Senior Stock”), an amount equal to $0.01 per share of Series A Preferred Stock. If, upon any voluntary or involuntary liquidation, dissolution, or winding-up of the Corporation, the Corporation’s assets, or proceeds thereof, distributable among the holders of the Series A Preferred Stock are insufficient to pay in full the preferential amount aforesaid and the liquidation preference on any class or series of stock of the Corporation (including any series of Preferred Stock established after the date this Certificate of Designation becomes effective) the terms of which expressly provide that such class or series ranks pari passu with the Series A Preferred Stock as to distribution of assets upon the liquidation, winding-up or dissolution of the Corporation (“Parity Stock”), then such assets, or the proceeds thereof, shall be distributed among the holders of the Series A Preferred Stock and any other Parity Stock equally and ratably in proportion to the respective amounts that would be payable on such shares of Series A Preferred Stock and any such other Parity Stock if all amounts payable thereon were paid in full. Neither the voluntary sale, conveyance, exchange or transfer, for cash, shares of stock, securities or other consideration, of all or substantially all of the Corporation’s property or assets, nor the merger or consolidation of the Corporation with or into any corporation or other entity or the merger or consolidation of any corporation or other entity with or into the Corporation shall be deemed to be a voluntary or involuntary liquidation, dissolution of winding-up of the Corporation. After the payment to the holders of Series A Preferred Stock of the full preferential amounts provided for above, such holders as such shall have no right or claim to any of the remaining assets of the Corporation. If any assets of the Corporation distributed to holders of the Series A Preferred Stock in connection with any liquidation, dissolution, or winding up of the Corporation are other than cash, then the value of such assets shall be their fair market value as determined in good faith by written resolution of the Board of Directors.

Section 3. Dividends. Except with respect to dividends in connection with the adoption of a “poison pill” or similar shareholders rights plan, the holders of Series A Preferred Stock shall not be entitled to receive any dividends (including cash, stock or property) in respect of their Series A Preferred Stock; provided, that in the event of a dividend to holders of Common Stock in the form of shares of Common Stock or rights to acquire Common Stock, the holders of Series A Preferred Stock shall simultaneously receive a dividend of Series A Preferred Stock or rights to acquire Series A Preferred Stock, in each case in the same proportion and manner.

Section 4. Voting Rights. Each holder of Series A Preferred Stock, as such, shall be entitled to one vote for each share of Series A Preferred Stock on all matters submitted to a vote of the holders of Common Stock of the Corporation, as adjusted to account for any subdivision (by stock split, subdivision, exchange, stock dividend, reclassification, recapitalization or otherwise) or combination (by reverse stock split, exchange, reclassification, recapitalization or otherwise) or similar reclassification or recapitalization of the outstanding shares of Common Stock into a greater or lesser number of shares of Common Stock occurring after the date of this Certificate of Designation). Except as otherwise provided in the Charter or required by applicable law, the holders of the Series A Preferred Stock shall vote together as a single class with the holders of Common Stock (or, if the holders of one or more other classes or series of capital stock or Preferred Stock are entitled to vote together with the holders of Common Stock and Series A Preferred Stock, as a single class with the holders of the Common Stock and such other classes or series of capital stock or Preferred Stock) on all matters submitted to a vote of the stockholders generally. Any action required under the Delaware General Corporation Law (as it may be amended from time to time) or permitted to be taken by the holders of Series A Preferred Stock, voting separately as a series or together with one or more other classes or series of capital stock or Preferred Stock, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of the outstanding Series A Preferred Stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of Series A Preferred Stock were present and voted.

Section 5. Merger or Consolidation. In the event of a merger or consolidation of the Corporation with or into another entity (whether or not the Corporation is the surviving entity) or any other transaction in which shares of Common Stock are exchanged for or converted into other stock or securities, or the right to receive cash and/or any other property, the holders of Series A Preferred Stock shall not be entitled to receive any economic consideration in respect of the Series A Preferred Stock.

Section 6. Transfer Restrictions.

(a) To the extent that any Units (as defined in the limited liability company agreement of Kodiak Gas Services LLC, a Delaware limited liability company (“OpCo”), as it may be amended from time to time (as so amended from time to time, the “OpCo LLCA”)) are transferred to the Corporation or OpCo pursuant to any transaction contemplated by Article IV of the OpCo LLCA (or any replacement provision thereof) (excluding, for the avoidance of doubt, any issuance of Units by OpCo to the Corporation), then simultaneous with such transfer, an equal number of shares of Series A Preferred Stock registered in the name of the transferor shall automatically and without further action on the part of the Corporation or such transferor be transferred to the Corporation and shall no longer be outstanding, and all rights with respect to such share shall automatically cease. The Corporation will at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of issuance upon redemption of the Units for Common Stock pursuant to the OpCo LLCA, such number of shares of Common Stock that shall be issuable upon any redemption pursuant to the OpCo LLCA; provided that nothing contained herein shall be construed to preclude the Corporation from satisfying its obligations in respect of any such redemption of Units pursuant to the OpCo LLCA by delivering to the holder of Units upon such redemption cash in lieu of shares of Common Stock in the amount permitted by and as provided in the OpCo LLCA. All shares of Common Stock that shall be issued upon any redemption will, upon issuance in accordance with the OpCo LLCA, be validly issued, fully paid and nonassessable. To the extent the OpCo LLCA is not publicly available, a copy thereof shall be kept on file with the Secretary of the Corporation and be provided free of charge to any stockholder who makes a request therefor.

(b) Except as set forth in subsection (a) of this Section 6 and except pursuant to the issuance of Units by OpCo to the Corporation, the transfer of any Units pursuant to the terms of the OpCo LLCA shall result in the automatic transfer of an equal number of shares of Series A Preferred Stock from the same transferor to the same transferee. Except as set forth in subsection (a) of this Section 6, no holder of Series A Preferred Stock shall transfer a share of Series A Preferred Stock other than with an equal number of Units pursuant to the terms of the OpCo LLCA. The transfer restrictions described in this Section 6(b) are referred to as the “Restrictions”.

(c) Any purported transfer of Series A Preferred Stock in violation of the Restrictions shall, to the fullest extent permitted by applicable law, be null and void ab initio, and to the fullest extent permitted by law, the purported transferee of such shares shall not obtain any rights in and to such shares and the purported transfer of such shares shall not be recognized by the Corporation.

(d) If, notwithstanding the Restrictions, (i) any outstanding share of Series A Preferred Stock shall cease to be held by a registered holder of Units, such share of Series A Preferred Stock shall automatically and without further action on the part of the Corporation or the holder of such Series A Preferred Stock be transferred to the Corporation and shall no longer be outstanding, and all rights with respect to such share shall automatically cease or (ii) any holder of Series A Preferred Stock holds a greater number of shares of Series A Preferred Stock than Units, the shares of Series A Preferred Stock registered in the name of such holder that exceed the number of Units held by such holder shall automatically and without further action on the part of the Corporation or the holder of such Series A Preferred Stock be transferred to the Corporation and shall no longer be outstanding, and all rights with respect to such shares shall automatically cease.

(e) The Board of Directors may, to the fullest extent permitted by applicable law, from time to time establish, modify, amend or rescind, by bylaw or otherwise, regulations and procedures that are consistent with the provisions of this Section 6 and the OpCo LLCA, for determining whether any transfer or acquisition of Series A Preferred Stock would violate the Restrictions and for the orderly application, administration and implementation of the provisions of this Section 6. Any such procedures and regulations shall be kept on file with the Secretary of the Corporation and a copy thereof shall be provided free of charge to any stockholder who makes a request therefor.

Section 7. Certain Adjustments. In the event of a subdivision, combination or reclassification (whether by stock split, reverse stock split, stock dividend or otherwise) or dividend declared in connection with the adoption of a “poison pill” or similar shareholders rights plan (each, a “Stock Adjustment”), a corresponding Stock Adjustment shall be declared or made on the Series A Preferred Stock in the same proportion and manner, such that the same proportionate economic and voting ownership between the holders of outstanding Common Stock and Series A Preferred Stock on the record date for such Stock Adjustment is preserved, unless different treatment of the shares of Common Stock and Series A Preferred Stock is approved by the holders of a majority of the outstanding Common Stock and the holders of a majority of the outstanding Series A Preferred Stock, each voting as separate classes.

Section 8. Severability. To the extent that any provision of this Certificate of Designation is found to be invalid or unenforceable, such invalidity or unenforceability shall not affect the validity or enforceability of any other provision of this Certificate of Designation, and following any determination by a court of competent jurisdiction that any provision of this Certificate of Designation is invalid or unenforceable, this Certificate of Designation shall contain only such provisions (a) as were in effect immediately prior to such determination and (b) were not so determined to be invalid or unenforceable.

[signature page follows]

IN WITNESS WHEREOF, the undersigned has caused this Certificate of Designation to be signed by its duly authorized officer on the date set forth below.

KODIAK GAS SERVICES, INC.

By:	/s/ Robert M. McKee
Name: Robert M. McKee
Title: President and Chief Executive Officer

Date: March 28, 2024

Signature Page — Certificate of Designation